Seward & Kissel LLP

901 K Street, NW

Suite 800

Washington, DC 20001

Telephone: (202) 737-8833

Facsimile: (202) 737-5184

www.sewkis.com

January 11, 2021

Via EDGAR CORRESPONDENCE

Mr. David Lin

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Wilshire wShares Enhanced Gold Trust Pre-Effective Amendment No. 4 to the
Registration Statement on Form S-1, File No. 333-235913

Dear Mr. Lin:

This letter responds to the letter from your office dated January 5, 2021 providing comments from the staff of the Securities and Exchange Commission (the “Staff”) to the above-referenced pre-effective amendment no. 4 to the registration statement filed on December 18, 2020 (“Amendment No. 4”) on Form S-1 (the “Registration Statement”) for Wilshire wShares Enhanced Gold Trust (the “Registrant”).

The Staff’s comments and our responses thereto that the Registrant has authorized us to make on its behalf are set forth below. Revisions resulting from the changes referenced in the responses below, together with other clarifying changes, will be reflected in pre-effective amendment no. 5 to the Registration Statement (the “Amendment”). A marked version of the Amendment in PDF format, which includes only pages with changes made to the Amendment since Amendment No. 4 was filed, is included with this letter. The definitions of terms used in the Registration Statement apply to terms used and not defined herein.

Description of the Index, page 41

Comment 1.	We note your response to our prior comment 1. Please revise your disclosure to more clearly make the connection between reducing the risk-profile typically associated with the purchase of gold and making component weighting adjustments based on the volatility of the LBMA Gold Price PM and the volatility of the S&P 500® Index. To the extent the reasoning that supports this connection is based on historical data or observations, please revise to clarify accordingly.
Response:

The referenced disclosure has been revised as noted below to more clearly connect the Index’s objective and its methodology and to clarify why the realized volatility of the LBMA Gold Price PM and S&P 500® Index is utilized as part of the methodology for the component weighting adjustments. For the realized volatility of LBMA Gold Price PM, the Index generally seeks to reduce its realized volatility relative to the realized volatility of the LBMA Gold Price PM by lowering its exposure to gold during periods of increased realized volatility in the LBMA Gold Price PM. For the realized volatility of the S&P 500® Index, the Registrant believes that gold may serve or act as a diversifier and a hedge within a portfolio of assets, especially during times of heightened realized volatility observed in the S&P 500® Index, and therefore the Index will generally calculate an increased gold exposure during periods of heightened realized volatility observed in the S&P 500® Index.

Additionally, we respectfully note that Table I on page 43 of the Registration Statement provides a basis for the Index’s objective by showing the annualized realized volatility of the Index versus the annualized realized volatility of gold over that same period. As reflected in Table I, for each period referenced therein, the Index reflected lower annualized realized volatility compared to gold which supports the proposition that rebalancing the weighting of the two components of the Index monthly in response to changes in the realized volatility of gold, among other factors, does reduce annualized realized volatility of the Index versus gold.

The third paragraph on the cover page of the prospectus has been revised as follows:

The objective of the Index is to reduce the risk-profile typically associated with the purchase of gold, as measured by the ~~daily~~ realized volatility of the LBMA Gold Price PM (as further explained in the section “Description of the Index” on page 41), while ~~also generally increasing its~~ maintaining the correlative benefits of gold versus the S&P 500® Index. The Index systematically rebalances between gold and cash on a monthly basis. Realized volatility, sometimes referred to herein as historical volatility, measures the magnitude of price movements of a given asset over a defined historical time period. The Index generally seeks to reduce its realized volatility relative to the realized volatility of the LBMA Gold Price PM by lowering its exposure to gold during periods of increased realized volatility in the LBMA Gold Price PM (as further explained in the section “Description of the Index” on page 41). Gold may serve or act as a diversifier and a hedge within a portfolio of assets, especially during times of heightened realized volatility observed in the S&P 500® Index, and therefore the Index will generally calculate an increased gold exposure ~~systematically~~ during periods of heightened realized volatility observed in the S&P 500® Index. ~~Realized volatility, sometimes referred to herein as historical volatility, measures price movement of a given asset over a defined historical time period.~~ The Shares are intended to provide investors with adaptive exposure to gold in a way that is responsive to the realized volatility of each of the S&P 500® Index and the LBMA Gold Price PM. The Shares are intended to provide an accessible, convenient and relatively cost-efficient alternative for investors not otherwise in a position to participate directly in the market for physical gold.

The last sentence of the first paragraph of the subsection “The Index” in the “Summary” section of the prospectus has been revised as follows:

The objective of the Index is to reduce the risk-profile typically associated with the purchase of gold, as measured by the ~~daily~~ realized volatility of the LBMA Gold Price~~, while also generally increasing its~~ PM, while maintaining the correlative benefits of gold versus the S&P 500® Index. Gold may serve or act as a diversifier and a hedge within a portfolio of assets, especially during times of heightened realized volatility observed in the S&P 500® Index, and therefore the Index will generally calculate an increased gold exposure ~~systematically~~ during periods of heightened realized volatility observed in the S&P 500® Index.

The first paragraph under the heading “General” in the “Description of the Index” section of the prospectus has been revised as follows:

The Wilshire Gold Index is based on notional components and is not an investment product. The Index is calculated, maintained and published by Solactive AG (the "Index Calculation Agent"). The Index was created by the Sponsor, as the sponsor of the Index. The level of the Index is calculated and published on each Index Business Day by approximately 7:00 p.m. (New York City time) and will be available through various market data vendors, and available on Bloomberg LP, under the ticker symbol “WGIX”, and Refinitiv, under the RIC “.WGIX”. The objective of the Index is to reduce the risk-profile typically associated with the purchase of gold, as measured by the realized volatility of the LBMA Gold Price PM, while maintaining the correlative benefits of gold versus the S&P 500® Index. The Index systematically rebalances between gold and cash on a monthly basis. Realized volatility, sometimes referred to herein as historical volatility, measures the magnitude of price movements of a given asset over a defined historical time period. The Index generally seeks to reduce its realized volatility relative to the realized volatility of the LBMA Gold Price PM by lowering its exposure to gold during periods of increased realized volatility in the LBMA Gold Price PM. Gold may serve or act as a diversifier and a hedge within a portfolio of assets, especially during times of heightened realized volatility observed in the S&P 500® Index, and therefore the Index will generally calculate an increased gold exposure during periods of heightened realized volatility observed in the S&P 500® Index. The below description of the Index methodology is only a summary, and other information about the Index, including tables of historical weights, performance, and scenario analysis, are provided here for informational purposes but are not intended to provide sufficient detail to permit full replication of the Index.

The first paragraph under the heading “Back-Tested Index Data” in the “Description of the Index” section of the prospectus has been revised as follows:

The table and graph below set forth the back-tested performance of the Index from January 4, 2000 through October 30, 2020. The back-tested performance of the Index set forth in the table and graph below was calculated using the methodology employed to calculate the Index since its inception on November 3, 2020. The Index has been calculated by the Index Calculation Agent only since November 3, 2020. The back-tested data included in this section supports the Index’s objective, in particular that the realized volatility associated with investing in gold can be reduced based on modifying the Index’s exposure to gold when there is increased realized volatility in the LBMA Gold Price PM.

Comment 2.	We note your response to our prior comment 2 and we reissue. It does not appear that you have provided a materially complete description of the operation of the Index. Please revise to disclose the methodology.
Response:	To respond to this comment, the Registrant has provided additional disclosure regarding the Index’s operation as indicated below. The Registrant believes that the disclosure in the “Description of the Index” section of the prospectus, as revised in response to this comment, provides a materially complete description of the operation of the Index to permit prospective investors to make an investment decision. In particular, the Registrant has included disclosure that the applicable look-back period for the realized volatility of the LBMA Gold Price PM and the S&P 500® Index used to calculate the Index is 45 days. In addition, the hypothetical weighting matrix for the Physical Gold Component calculated at a given Determination Date was replaced with a matrix reflecting 12 specific scenarios utilizing different assumptions for realized volatility of the LBMA Gold Price PM and S&P 500® Index. This hypothetical weighting matrix provides investors with the Index weightings for the Physical Gold Component that result from various combinations of realized volatility for the LBMA Gold Price PM and S&P 500® Index, including when realized volatility for the LBMA Gold Price PM and S&P 500® Index are moving in opposite directions as well as when they are moving in the same direction. The hypothetical weighting matrix provides investors with an understanding of how realized volatility for the LBMA Gold Price PM and S&P 500® Index during the lookback period would affect the physical gold weighting in the following month, and does so in a comprehensive and understandable format. The Registrant believes that this will allow investors to make forward-looking assessments with respect to an investment in Shares of the Registrant.

The third paragraph under the heading “General” in the “Description of the Index” section of the prospectus has been revised to specify the duration of the look-back period, as noted below:

On each “Determination Date” (the second Index Business Day prior to a Rebalance Date), the Index Calculation Agent calculates the new weighting of the Physical Gold Component utilizing a mathematically derived, non-discretionary, objective and passive rules-based methodology that will apply on the Rebalance Date. This methodology adjusts the Index’s exposure to Physical Gold depending on the historical realized volatility and returns of the LBMA Gold Price PM and historical realized volatility of the S&P 500® Index utilizing a look-back period of 45 days, among other parameters. The Index Calculation Agent’s determination of the new weight for the Physical Gold Component will be based on the observed historical realized volatility and returns of the LBMA Gold Price PM and historical realized volatility of the S&P 500® Index.

The last paragraph and table under the heading “General” in the “Description of the Index” section of the prospectus has been revised as follows:

___________

The following table illustrates the hypothetical weighting for the Physical Gold Component calculated at a given Determination Date (which is the second Index Business Day before the Rebalance Date) under ~~three~~ different scenarios reflecting different assumptions for realized volatility of the LBMA Gold Price PM and S&P 500® Index as indicated below. As noted above, the percentage weighting for the Physical Gold Component will generally be lower than the prior month if the historical realized volatility of Physical Gold is higher than during the previous period, and vice versa. In addition, during a period of increased historical realized volatility within the S&P 500® Index, the Index may calculate a higher weighting for the overall exposure to gold. The table below illustrates the interplay of historical realized volatility of the LBMA Gold Price PM and the S&P 500® Index, and how these measures may result in particular weightings for the Physical Gold Component in specific scenarios.

		Realized Volatility of LBMA Gold Price PM	~~Realized Volatility of S&P 500 Index~~	~~Weight of Physical Gold Component for Next Month~~
	~~Scenario 1~~ Weight of Physical Gold Component for Next Month	15.0%	~~12.0%~~	~~100.0~~20.0%	25.0%
Realized Volatility of S&P 500® Index	~~Scenario 2~~10.0%	~~20.0~~100.0%	~~12.0%~~	75.0%	60.0%
	~~Scenario 3~~15.0%	~~20.0~~100.0%	~~15.0%~~	90.0%	72.0%
	20.0%	100.0%		100.0%	96.0%
	25.0%	100.0%		100.0%	100.0%

*          *          *

If you have any additional comments or questions, please contact the undersigned at (202) 661-7165, Gregg Bateman at (212) 574-1436, or Anthony Tu-Sekine at (202) 661-7150 with any questions or comments.

Very truly yours,

SEWARD & KISSEL LLP

/s/ Christopher D. Carlson
Christopher D. Carlson

cc: William Cai, Partner, Wilshire Phoenix Funds LLC

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